Exhibit 99.1

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               ELBIT MEDICAL IMAGING ANNOUNCES THE SALE OF ITS 30%
               INTEREST IN AN HOTEL LOCATED IN THE UNITED KINGDOM

     TEL AVIV, Israel - December 20, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("Elbit") today announced that, within the framework of an agreement for the sale of 100% of the outstanding shares in Shaw Hotel Holding B.V ("Shaw"), Elbit (through its wholly owned indirect subsidiary BEA Hotels NV) has sold all the shares and rights held by it in Shaw (30%) to an unrelated third party. Shaw owns a hotel located in London, the United Kingdom, which is subject to a long-term lease agreement concluded in 2003 for a period of 25 years.

     The transaction reflects an asset value of approximately GBP 75.0 million (approximately $132.2 million) in which Elbit's share is approximately GBP 22.5 million (approximately $39.8 million).

     In consequence of this transaction, Elbit will record a capital gain (before tax) of approximately NIS 58.3 million (approximately $12.7 million) in the fourth quarter of 2005.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:
Company Contact                                     Investor Contact
Shimon Yitzhaki                                     Kathy Price
Elbit Medical Imaging Ltd.                          The Global Consulting Group
(972-3) 608-6000                                    1-646-284-9430
syitzhaki@europe-israel.com                         kprice@hfgcg.com


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